

January 8, 2013

Via E-mail
Mr. J. Thomas May
Chief Executive Officer
Simmons First National Corp.
501 Main Street
Pine Bluff, AR 71601

> **Re:** **Simmons First National Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 7, 2012**
> **Response Dated December 26, 2012**
> **File No. 000-06253**

Dear Mr. May:

We have reviewed your supplemental response to our letter dated December 10, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies
Allowance for Loan Losses, page 67

1. We note your response to comment 1 from our letter dated December 10, 2012. It appears from your response that you attribute material portions of the unallocated allowance for loan

losses to specific loan classes - specifically agriculture loans, the credit card portfolio, and commercial real estate. Please tell us the following:

- How you have adjusted your models for loans collectively measured for impairment regarding the specific loan classes discussed (agriculture loans, credit card portfolio, commercial real estate) given the factors discussed in your response and the inherent probable losses in these portfolios; and
- How you have considered allocating the unallocated allowance for loan losses to these specific loan classes (agriculture loans, credit card portfolio, commercial real estate) in the periods presented given that you indicate that the probable losses are related primarily to these loan classes.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant